[PROVIDENT BANKSHARES CORPORATION LETTERHEAD]



                                  July 31, 2008



U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

         Re:      Provident Bankshares Corporation
                  Registration Statement on Form S-3
                  Request for Acceleration of Effectiveness
                  File No. 333-151172

Ladies and Gentlemen:

         Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement, Provident Bankshares Corporation (the "Company") hereby requests that said Registration Statement on Form S-3 be declared effective on August 1, 2008, at 2:00 p.m. or as soon thereafter as practicable.

         Furthermore, the Company hereby acknowledges that:

         o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

         If you have any questions regarding this request, please telephone Edward G. Olifer or Aaron M. Kaslow of Kilpatrick Stockton LLP at 202.508.5800.

                            Very truly yours,

                            PROVIDENT BANKSHARES CORPORATION

                            /s/ Dennis Starliper

                            Dennis Starliper
                            Executive Vice President and Chief Financial Officer


cc:  Gregory Dundas, Securities and Exchange Commission